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STANTEC INC.

10160-112 Street
Edmonton AB T5K 2L6
Tel: (780) 917-7000 Fax: (780) 917-7330
STANTEC.com

[LOGO]

STANTEC

March 21, 2005

Dear Fellow Shareholder:

It gives me great pleasure to share with you the Stantec Inc. 2004 Annual Report highlighting a year of record performance for our Company. In 2004 we demonstrated that Stantec has the momentum to continue to succeed in a challenging business environment. Our performance contributed to a 19.8% increase in share price during the year.

I would also like to take this opportunity on behalf of the Board of Directors to invite you to attend the annual meeting of shareholders of Stantec Inc., which will be held at 11:00 AM on Tuesday, May 10, 2005, at Stantec Centre in Edmonton, 10160-112 Street, Edmonton, Alberta. Alternatively, you may choose to attend the meeting through the Internet. The presentation will be broadcast live and archived at stantec.com (under the Investor Relations section). During the meeting, we will review the Company's 2004 operating and financial performance and outline our strategy going forward.

Enclosed in this package you will find the Notice of Meeting, as well as a form of proxy and the Management Information Circular. We would appreciate your prompt return of the signed proxy in order to ensure that your vote is recorded in due time. Thank you for your continuing support.

Sincerely,

/s/ Tony Franceschini

TONY FRANCESCHINI
President & CEO